OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

February 15, 2013

Via Electronic Transmission

Mr. Christian T. Sandoe

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Disclosure of Expense Limitations in Fund Fee Tables

Dear Mr. Sandoe and Ms. Lithotomos:

On December 27, 2012, you provided us with comments regarding disclosure of expense waivers and/or reimbursements (referred to collectively as an “expense limitation”) in the annual fund operating expenses table (the “fee table”) of Oppenheimer Diversified Alternatives Fund. In summary, your comments indicate that the Commission staff takes the position that in order for a fund to show in its fee table net expenses that result from an expense limitation, the terms of the expense limitation must codified in a written agreement. You advised us to review the December 8, 1998 letter from Barry D. Miller to Craig S. Tyle (the “1998 Miller Letter”). During our conversation, we indicated that the expense limitations that were initially included in Oppenheimer Diversified Alternative Fund’s fee table had been reconsidered and deleted after the initial filing of its registration statement. However, you stated to us that in order to show net expenses in a fund’s fee table in future new fund filings, the terms of the expense limitation must be reflected in a written agreement. We responded that we would respond to your comments at a later, more appropriate date. Below is our response.

Form N-1A states, pursuant to Instruction 3(e) to Item 3:

“If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table: one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses… If the Fund provides this disclosure, also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, including the expected termination date, and briefly describe who can terminate the arrangement and under what circumstances.”

As indicated in the excerpt above, Form N-1A, by its terms, does not require that expense limitations be pursuant to a written contract. Rather, it provides that the terms of an expense limitation reduce fund operating expenses for no less than one year from the effective date of the Fund’s registration statement. Pursuant to this instruction, and pursuant to the Commission’s final rule adopting amendments to Form N-1A in connection with implementation of the summary prospectus (the “Adopting Release”),1 the disclosure we use to disclose expense limitations in Oppenheimer funds’ fee tables indicates that the expense limitations may not be amended or withdrawn until one year from the date of the fund’s prospectus.2 This disclosure governs the terms of the expense limitation and recognizes discussions with the Fund’s board that result in expense limitations that, despite the voluntary nature in which the investment manager implements the expense limitation, the investment manager may not terminate the arrangement within the one year period (without agreement by the Board consistent with guidance in the Adopting Release). In other words, such an expense limitation cannot be unilaterally terminated. Additionally, we also note that our disclosure is consistent with prior discussions had with the Commission regarding expense limitation footnotes for our mutual funds.

We believe the amendments to Form N-1A discussed above supersede previous guidance, including the 1998 Miller Letter, a question-and-answer format expressly intended to “set out [the Commission’s] views about various issues raised” by the fund industry in connection with 1998 amendments to Form N-1A. While the 1998 Miller Letter indicates that a fund with an expense limitation can show net expense amounts if the fund’s fees are subject to a contractual limitation that requires reimbursement or waiver of expenses, the 1998 Miller Letter also goes on to state that expense reimbursements or fee waivers that were not contractually imposed could still be disclosed adjacent to the fee table, but in a footnote. The reason expressly cited in the 1998 Miller Letter for the Commission’s view was the concern that by allowing a fund to show operating expenses net of the an expense limitation, investors would be led to focus on costs resulting from temporary or discretionary waiver and reimbursement arrangements rather than long-term costs. The 1998 Miller Letter further advised the industry that the Commission recognizes “that circumstances may require modifications to the fee table. When such circumstances arise, we will work with a fund as it develops a presentation that is appropriate for the fund and meets the spirit of the new requirements.”

As discussed above, the Adopting Release and resulting 2009 N-1A amendments address the concerns of the 1998 Miller Letter directly, by providing that an expense limitation must be in place for one year in order to show the impact in the fee table. There is no requirement in either Form N-1A or the Adopting Release that an expense limitation has to be in writing. Moreover, neither the Adopting Release nor Form N-1A uses the term “contractual” in connection with the disclosure of an expense limitation. We note that both Form N-1A and the Adopting release speak in terms of expense limitation “arrangements,” which we do not believe connotes an in-writing requirement. When it prepared the Adopting Release, the Commission staff had at its disposal the 1998 Miller Letter, as well as industry comment letters that directly made recommendations or sought clarification regarding the disclosure of expense limitations in the fee table.3 We believe that in light of the significance of the 1998 Miller Letter prior to the 2009 N-1A amendments, and given the level of discussion concerning the presentation of expenses limitations in the fee table, Commission staff had ample opportunity and incentive to add an “in-writing” or even a “contractual” requirement into the Adopting Release and N-1A rules, but chose not to. Accordingly, we do not believe that Form N-1A requires an in-writing contract in order to show the net expense that results from an expense limitation. We believe our disclosure meets the requirements of Form N-1A and is consistent with both the spirit and intent of the Adopting Release, in that it reflects a commitment to an expense limitation for at least a year.

* * * * *

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned.

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards Vice President & Senior Counsel
Two World Financial Center 225 Liberty Street, 16th Floor New York, New York 10281-1008 212-323-0310 tedwards@oppenheimerfunds.com
Tel.: 212.323.0310

cc:	Arthur S. Gabinet, Esq.
Lori E. Bostrom, Esq.

1 Enhanced Disclosure and New Prospectus Delivery Option For Registered Open-End Management Investment Companies, Release No. 33-8998 (January 13, 2009). These rules went effective March 1, 2009.

[2] Oppenheimerfunds’ example disclosure reads: “After discussions with the Fund’s Board of Directors, the Manager has voluntarily agreed to waive fees and/or reimburse the Fund for certain expenses in order to limit “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” (excluding any applicable dividend expense, taxes, interest and fees from borrowing, any subsidiary expenses, Acquired Fund Fees and Expenses, brokerage commissions, extraordinary expenses and certain other Fund expenses) to annual rates of ___ % for Class A shares, ___ % for Class C shares, ___ % for Class N shares, ___% for Class Y shares and ___ % for Class I shares as calculated on the daily net assets of the Fund. These expense limitations may not be amended or withdrawn until one year from the date of this prospectus.

[3] See e.g., in connection with the Adopting Release, the comment letters of Dechert LLP (March 3, 2008), Michael H. Koonce, Senior Vice President and General Counsel, Evergreen Investments (February 28, 2008), and Mercer Bullard, Founder and President, Fund Democracy (February 28, 2008).